UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GAINSCO, INC.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

363127101

(CUSIP Number)

John S. Daniels
General Counsel
GAINSCO, INC.
1445 Ross Avenue, Suite 5300
Dallas, Texas 75202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 363127101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert W. Stallings

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,002,322

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 18,002,322

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,002,322

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) First Western Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,729,871

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,729,871

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,729,871

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James R. Reis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,295,291

	8.	Shared Voting Power 6,729,871

	9.	Sole Dispositive Power 2,295,291

	10.	Shared Dispositive Power 6,729,871

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,025,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D amends certain provisions of the Schedule 13D originally filed by Robert W. Stallings on October 5, 2004 with respect to the commo stock of GAINSCO, INC., a Texas corporation (“GAINSCO”), as previously amended. Except as amended hereby, the responses contained in the original Schedule 13D, as previously amended, remain applicable. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D, as previously amended.

Item 1.	Security and Issuer
Common stock of GAINSCO.

Item 2.	Identity and Background
No change from information previously reported.

Item 3.	Source and Amount of Funds or Other Consideration
With respect to the purchases referred to in response to Item 5 herein, Messrs. Stallings and Reis each used personal investment funds to acquire the shares of Gainsco common stock.

Item 4.	Purpose of Transaction
No change from information previously reported.

Item 5.	Interest in Securities of the Issuer
(a) Mr. Stallings is the beneficial owner of 18,002,322 shares of common stock, including the shares acquired as described in response to paragraph (c) below.

Mr. Reis is the beneficial owner of 9,025,162 shares of common stock, including the shares acquired as described in response to Item 5(c) below. Of those shares, First Western continues to share beneficial ownership of 6,729,291 shares. First Western did not acquire any additional shares in the Rights Offering (as defined in paragraph (c) below).

(b) Mr. Stallings has the sole power to vote and to dispose of the shares of which he is the beneficial owner.
Mr. Reis has the sole power to vote and dispose of the shares owned directly by him, and Mr. Reis and First Western share the right to vote and to dispose of the shares owned through First Western.
(c) On August 23, 2005:

(1)  Robert W. Stallings acquired 4,486,581 shares of common stock for a purchase price of $0.75 per share pursuant to a pro rata rights offering to all of GAINSCO’s shareholders as of the record date, June 7, 2005 (the “Rights Offering”). Pursuant to the Rights Offering, each holder of record was entitled to one non-transferable subscription right for each three shares of common stock owned on the record date. The aggregate purchase price for the shares purchased by Mr. Stallings pursuant to the Rights Offering was $3,364,935.75; and

(2)  James R. Reis acquired 2,243,291 shares of common stock in the Rights Offering, also for a purchase price of $0.75 per share. The aggregate purchase price for the shares purchased by Mr. Reis pursuant to the Rights Offering was $1,682, 468.25.

In the sixty days prior to the purchases described above, Mr. Stallings and Mr. Reis also acquired the shares listed below in transactions conducted through broker-dealers on the OTC Bulletin Board:
On June 27, 2005, Mr. Reis acquired 10,000 shares at a purchase price of $1.55 per share.

On June 28, 2005, Mr. Stallings acquired 33,000 shares in 16 separate transactions, at a purchase price of $1.59 per share, and 6,000 shares in one transaction at a purchase price of $1.5825 per share.

Also on June 28, 2005, Mr. Reis acquired 27,000 shares in 5 separate transactions at a purchase price of $1.58 per share and 5,000 shares in one transaction at a purchase price of $1.59 per share.
On June 29, 2005, Mr. Stallings acquired 16,600 shares in 7 separate transactions, at a purchase price of $1.58 per share, and 400 shares in one transaction at a purchase price of $1.60 per share.
Also on June 29, 2005, Mr. Reis acquired 9,500 shares in two separate transactions at a purchase price of $1.59 per share and 500 shares in one transaction at a purchase price of $1.58 per share.

(d)  Except as otherwise described herein, no person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock beneficially owned by the reporting persons.

Mr. Stallings disclaims any interest in the shares beneficially owned by First Western and Mr. Reis; Mr. Reis and First Western disclaim any interest in the shares beneficially owned by Mr. Stallings; and First Western disclaims any interest in the shares owned by Mr. Reis, except those owned through First Western.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See the Joint Filing Agreement referred to herein.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1. Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2005
Date
Robert W. Stallings First Western Capital, LLC By: James R. Reis, Sole Manager James R. Reis
Signature